Exhibit 1

All references are to STATS ChipPAC Ltd. and its consolidated subsidiaries (“our,” “STATS ChipPAC,” the “Company,” or “STATS” prior to the consummation of the merger)’s fiscal quarters ended March 31, 2004 and March 31, 2005, unless otherwise indicated. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations and employees of STATS and ChipPAC, Inc. (“ChipPAC”); general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in our SEC filings, including our annual report on Form 20-F dated March 18, 2005, the Registration Statements on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc. and Form F-4 (file number 333-123480) of STATS ChipPAC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	December 31,	March 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$227,509	$158,922
Short-term marketable securities	2,060	2,207
Accounts receivable, net	149,650	166,630
Amounts due from affiliates	2,623	5,883
Other receivables	16,813	16,891
Inventories	54,690	47,948
Prepaid expenses and other current assets	38,836	42,906

Total current assets	492,181	441,387
Long-term marketable securities	18,121	17,750
Property, plant and equipment, net	1,035,803	1,004,583
Intangible assets	125,830	111,888
Goodwill	523,598	524,199
Prepaid expenses and other non-current assets	76,169	69,806

Total assets	$2,271,702	$2,169,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$68,573	$66,547
Payables related to property, plant and equipment purchases	51,638	24,136
Accrued operating expenses	63,899	80,750
Income taxes payable	2,038	2,008
Amounts due to affiliates	137	130
Current obligations under capital leases	7,587	7,171
Short-term borrowings and current installments of long-term debt	174,281	137,927

Total current liabilities	368,153	318,669
Obligations under capital leases, excluding current installments	10,771	9,028
Long-term debt, excluding current installments	642,175	608,099
Other non-current liabilities	50,362	57,490

Total liabilities	1,071,461	993,286
Minority interest	40,891	40,742
Share capital:
Ordinary shares — par value S$0.25,
Authorized 3,200,000,000 shares	2,038	2,008
Issued ordinary shares — 1,944,330,450 and 1,952,585,330, respectively	298,233	299,484
Additional paid-in capital	1,507,612	1,510,128
Accumulated other comprehensive loss	(2,860)	(3,273)
Accumulated deficit	(643,635)	(670,754)

Total shareholders’ equity	1,159,350	1,135,585

Total liabilities and shareholders’ equity	$2,271,702	$2,169,613

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2004	2005
Net revenues	$132,328	$234,146
Cost of revenues	(111,949)	(209,748)

Gross profit	20,379	24,398

Operating expenses:
Selling, general and administrative	10,253	32,285
Research and development	3,085	5,942
Restructuring charges	—	830
Other general expenses (income), net	(37)	(39)

Total operating expenses	13,301	39,018

Operating income (loss)	7,078	(14,620)

Other income (expense), net:
Interest income	1,223	1,190
Interest expense	(4,551)	(10,637)
Foreign currency exchange gain (loss)	1,026	(391)
Other non-operating income (expense), net	81	(1,544)

Total other income (expense), net	(2,221)	(11,382)

Income (loss) before income taxes	4,857	(26,002)
Income tax expense	(509)	(1,139)

Income (loss) before minority interest	4,348	(27,141)
Minority interest	(282)	22

Net income (loss)	$4,066	$(27,119)

Basic and diluted net income (loss) per ordinary share	$0.00	$(0.01)
Basic and diluted net income (loss) per ADS	$0.04	$(0.14)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,076,713	1,948,396
— diluted	1,081,215	1,948,396
ADS (in thousands) used in per ADS calculation:
— basic	107,671	194,840
— diluted	108,122	194,840

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2004	2005
Cash Flows From Operating Activities
Net income (loss)	$4,066	$(27,119)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	35,166	60,644
Amortization of leasing prepayments	4,012	6,542
Debt issuance cost amortization	462	526
(Gain) loss on sale of property, plant and equipment	(36)	7
Accretion of discount on convertible notes	2,927	2,633
Loss from repurchase and redemption of convertible notes	—	1,653
Foreign currency exchange gain	(884)	(146)
Deferred income taxes	491	1,094
Minority interest in income (loss) of subsidiary	282	(22)
Gain on sale and maturity of marketable securities	—	(8)
Others	(43)	292
Changes in operating working capital:
Accounts receivable	(20,562)	(16,881)
Amounts due from affiliates	(1,502)	(3,260)
Inventories	(5,520)	6,741
Other receivables, prepaid expenses and other assets	(29,823)	(244)
Accounts payable, accrued operating expenses and other payables	20,223	15,278
Amounts due to affiliates	(1,497)	(7)

Net cash provided by operating activities	7,762	47,723

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$1,408	$5,721
Proceeds from maturity of marketable securities	—	787
Purchases of marketable securities	(147,610)	(6,663)
Acquisition of intangible assets	—	(629)
Purchases of property, plant and equipment	(52,377)	(44,649)
Others, net	(14,918)	659

Net cash used in investing activities	(213,497)	(44,774)

Cash Flows From Financing Activities
Repayment of short-term debt	$(5,057)	$(3,519)
Repayment of long-term debt	(1,072)	(4,778)
Proceeds from issuance of shares, net of expenses	110	3,492
Repurchase and redemption of convertible notes	—	(167,263)
Proceeds from bank borrowings	12,613	102,603
Decrease in restricted cash	24	—
Capital lease payments	(3,407)	(2,159)

Net cash provided by (used in) financing activities	3,211	(71,624)

Net decrease in cash and cash equivalents	(202,524)	(68,675)
Effect of exchange rate changes on cash and cash equivalents	597	88
Cash and cash equivalents at beginning of the period	313,162	227,509

Cash and cash equivalents at end of the period	$111,235	$158,922

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2005
(Unaudited)

Note 1: Interim Statements

     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”, or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004 included in STATS ChipPAC’s 2004 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company predominantly utilizes the U.S. dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”) designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. dollar reporting currency, it is translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.

     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. Following the consummation of the merger, the financial results of STATS ChipPAC for the three months ended March 31, 2005 reflect the financial results of combined company. The financial results for the three months ended March 31, 2004 reflect the financial results of STATS and do not include the financial results of ChipPAC.

     On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.

     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on December 31, 2005. The interim period ended on March 27, 2005, the Sunday nearest to March 31. For presentation purposes, our interim period has been presented as ending on March 31.

Recent Accounting Pronouncements

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”) SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, “Statement of Cash Flows,“and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No. 123(R) will be effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. The

Company presently accounts for stock-based compensation under the intrinsic method as further discussed below. The Company is currently evaluating the impact from this standard on its results of operations and financial position.

     In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”). SAB 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 on its consolidated financial statements.

     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The Company is currently evaluating the effect of this proposed statement on its financial position, cash flows and results of operations.

Stock-Based Compensation

     The Company’s employee stock option plan and employee stock purchase plan are accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.”

     In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employees. The ESPP qualifies in the United States of America under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ends on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation. During the three months ended March 31, 2005, a total of 4,771,000 ordinary shares at a weighted average price of $0.52 per share, were issued through the ESPP. This is equivalent to 477,100 ADS at a weighted average price of $5.19 per ADS.

     The estimated weighted average fair value of shares purchased under the ESPP during the three months ended March 31, 2005 was $0.18 per share.

     If compensation expense had been determined based on the grant date fair value for awards, in accordance with the provisions of SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per ordinary share and per ADS data):

	Three Months Ended
	March 31,	March 31,
	2004	2005
Net income (loss) as reported	$4,066	$(27,119)
Add: Total stock-based employee compensation expenses included in reported net income, net of related tax effects	38	275
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	2,632	6,368

Proforma net income (loss)	$1,472	$(33,212)

Basic and diluted net income (loss) per share:
As reported	$0.00	$(0.01)
Pro forma	$0.00	$(0.02)
Basic and diluted net income (loss) per ADS:
As reported	$0.04	$(0.14)
Pro forma	$0.01	$(0.17)

     The following assumptions were used to determine the pro forma impact of accounting for stock options issued during the three months ended March 31, 2004 and 2005: (1) risk-free interest rate of 3.2% and 2.9%, respectively, (2) dividend yield of 0.0%, (3) expected life of 9 years and (4) volatility of 59.2% and 57.1%, respectively.

     The following assumptions were used to determine the pro forma impact of accounting for the employee stock purchase rights issued during the three months ended March 31, 2005: (1) risk-free interest rate of 1.6%, (2) dividend yield of 0.0%, (3) expected life of 0.5 year and (4) volatility of 41.0%.

Other Comprehensive Loss

     The components of accumulated other comprehensive loss on December 31, 2004 and March 31, 2005 comprised the following (in thousands):

	December 31,	March 31,
	2004	2005
Currency translation loss	$5,865	$6,476
Unrealized gain on hedging instruments	(3,785)	(4,372)
Unrealized loss on available-for-sale marketable securities	780	1,169

	$2,860	$3,273

     Comprehensive income (loss) for the three months ended March 31, 2004 and 2005 were as follows (in thousands):

	Three Months Ended
	March 31,	March 31,
	2004	2005
Net income (loss)	$4,066	$(27,119)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	553	(389)
Realized loss on available-for-sale marketable securities included in net income (loss)	1	—
Unrealized gain on hedging instruments	—	1,706
Realized gain on hedging instruments included in net income (loss)	—	(1,119)
Foreign currency translation adjustment	1,182	(611)

Comprehensive income (loss)	$5,802	$(26,532)

Hedging Instruments

     The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Instruments and Certain Hedging Activities” and as further amended by Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Company records derivative financial instruments in the consolidated financial statements at fair value. Changes in fair values of derivative financial instruments are either recognized in earnings or in shareholders’ equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS 133. Changes in fair value of derivatives qualifying for hedge accounting are recorded in shareholders’ equity as a component of other comprehensive income, and are reclassified to the income statement in the same period when hedged transactions are recognized in earnings. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

     The Company has a series of foreign currency forward contracts with total contract value of $236 million. The purpose of these forward contracts are to hedge the operating expenses denominated in Singapore Dollars, South Korean Won, Malaysia Ringgit and Japanese Yen in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No. 133. During the three months ended March 31, 2005, the settlement of the foreign currency forward contracts resulted in an aggregate realized gain of $1.1 million. At March 31, 2005, the Company recorded an aggregate unrealized gain of $4.4 million in accumulated other comprehensive loss.

Note 2:	Selected Balance Sheet Accounts

     The components of inventories were as follows (in thousands):

	December 31,	March 31,
	2004	2005
Raw materials	$42,267	$37,841
Work-in-progress	11,472	9,243
Finished goods	951	864

	$54,690	$47,948

     Prepaid assets and other current assets consist of the following (in thousands):

	December 31,	March 31,
	2004	2005
Leasing prepayments	$27,137	$24,107
Other prepayments and assets	4,004	7,233
Deferred income tax assets	2,422	5,843
Loans to vendors	4,879	5,329
Fixed deposits pledge for bank loans	394	394

	$38,836	$42,906

     Prepaid assets and other non-current assets consist of the following (in thousands):

	December 31,	March 31,
	2004	2005
Leasing prepayments	$7,071	$7,779
Deferred income tax assets	33,992	35,543
Fixed deposits pledged for bank loans	727	1,398
Other deposits	5,225	999
Loans to vendors	13,771	12,439
Debt issuance cost, net of accumulated amortization of $3,481 and $1,616	10,677	9,010
Others	4,706	2,638

	$76,169	$69,806

     Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the three months ended March 31, 2005, $0.9 million was repaid.

     Property, plant and equipment consist of the following (in thousands):

	December 31,	March 31,
	2004	2005
Cost:
Freehold land	$6,147	$6,130
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	164,083	167,817
Equipment	1,404,959	1,412,148

Total cost	$1,595,053	$1,605,959

Total accumulated depreciation	$559,250	$601,376

Property, plant and equipment, net	$1,035,803	$1,004,583

     Intangible assets consist of the following (in thousands):

	December 31, 2004			March 31, 2005
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(458)	$7,242	$7,700	$(733)	$6,967
Technology and intellectual property	32,000	(1,333)	30,667	32,000	(2,133)	29,867
Customer relationships	99,300	(20,688)	78,612	99,300	(33,100)	66,200
Software and licenses	13,180	(3,871)	9,309	13,805	(4,951)	8,854

	$152,180	$(26,350)	$125,830	$152,805	$(40,917)	$111,888

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended
	March 31,	March 31,
	2004	2005
Tradenames	$—	$275
Technology and intellectual property	—	800
Customer relationships	—	12,413
Software and licenses	606	1,141

	$606	$14,629

     Intangible assets are being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

April 1, 2005 to December 31, 2005	$43,601
2006	35,935
2007	5,424
2008	4,891
2009	4,736
Thereafter	17,301

Total	$111,888

     The change in the carrying amount of goodwill for the three months ended March 31, 2005 is as follows (in thousands):

Balance as of January 1, 2005	$523,598
Purchase adjustment	601

Balance as of March 31, 2005	$524,199

     The purchase adjustment resulted from the adjustment to the fair value of liabilities acquired.

Note 3:	Lines of Credit and Other Borrowings

     The Company has an existing arrangement with Citibank, N.A. for a line of credit facility of $20.0 million. During the three months ended March 31, 2005, $2.7 million was utilized in the form of bank guarantees against this facility and as of March 31, 2005, $17.3 million remains outstanding. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate. The Company also has lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America for facilities of up to $50.0 million and $49.0 million, respectively. During the three months ended March 31, 2005, $99.0 million was borrowed against these lines of credit to partly refinance the redemption of the $125.9 million aggregate principle of the 1.75% convertible notes due 2007 further described below. As of March 31, 2005, $99.0 million remains outstanding. These lines of credit bore interest rate of 4.29% per annum during the three months ended March 31, 2005.

     The Company has a line of credit with Cho Hung Bank in South Korea with credit limits of $25.0 million. As of March 31, 2005, $20.0 million remains outstanding. The line of credit bore interest at rates ranging from 2.1% to 3.6% per annum during the three months ended March 31, 2005. The line of credit is subject to annual review by Cho Hung Bank for the continued use of the facility.

     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Cho Hung Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.0 million at March 31, 2005) and 2.0 billion South Korean Won (approximately $2.0 million at March 31, 2005), respectively. During the three months ended March 31, 2005, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Cho Hung Bank for the continued use of the credit line facility.

     The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 6.5% per annum. It is available for general corporate purposes. During the three months ended March 31, 2005, the Company did not use this line of credit and there was no outstanding balance on this loan.

     The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $15.9 million is outstanding as of March 31, 2005. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.

     The Company also has capital lease agreements, entered into in 2002, under which the Company is obligated to make repayment of $0.01 million per month and $0.3 million per quarter up to November 2005 and April 2005, respectively.

     Additionally, Winstek has NT$4.2 billion (approximately $132.4 million at March 31, 2005) of bank and credit facilities from various banks and financial institutions, of which $55.4 million is outstanding as of March 31, 2005. These credit facilities have varying interest rates ranging from 1.7% to 4.2% per annum and maturities ranging from 2006 through 2009.

Total Borrowings

     As of March 31, 2005, the Company’s total debt outstanding consisted of $762.2 million of borrowings, which included $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007 (excluding the $42.6 million aggregate principal amount of the 1.75% notes held by the Company), $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.

     On March 18, 2005, pursuant to the terms of the indenture governing the 1.75% convertible notes due 2007, the Company redeemed $125.9 million of the 1.75% notes at a redemption price equal to 110.081% of the principal amount being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. The Company financed the redemption from cash at hand and short-term borrowings of $99.0 million from the Oversea-Chinese Banking Corporation and Bank of America.

Note 4:	Earnings Per Share

     Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” requires a reconciliation of the numerators and denominators of the basic and diluted per share computations. Basic earnings per share (“EPS”) are computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of shares of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares and all potentially dilutive ordinary shares outstanding during the period. In computing diluted EPS, the average ordinary share price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of stock options and the if-converted method is used for determining the number of shares assumed issued from the conversion of the convertible subordinated notes. The if-converted method is performed on each convertible subordinated note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization, net of tax effect and interest expense, net of tax effect and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note.

     For the three months ended March 31, 2005, the Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.

     A summary of the excluded potentially dilutive securities outstanding as of March 31, 2004 and 2005 follows (in thousands):

	Three Months Ended
	March 31,	March 31,
	2004	2005
Convertible debts	172,513	287,994
Stock options	59,436	123,301

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended
	March 31,	March 31,
	2004	2005
Net income (loss)	$4,066	$(27,119)
Adjusted net income (loss)	$4,066	$(27,119)

Weighted average number of common shares outstanding (basic)	1,076,713	1,948,396
Weighted average dilutive stock options	4,502	—

Weighted average number of common and common equivalent shares outstanding (diluted)	1,081,215	1,948,396

Note 5:	Contingent Liabilities

     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.8 million at March 31, 2005) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.7 million at March 31, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2004 is estimated to be 28.2 billion South Korean Won (approximately $27.8 million at March 31, 2005). The Company does not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of March 31, 2005, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

Note 6:	Subsequent Events

     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission. Accordingly, we commenced our offer to exchange $215.0 million aggregate principal amount of our 6.75% senior notes due 2011 that have been registered under the U.S. Securities Act of 1933 for a like principal amount of our outstanding unregistered 6.75% senior notes due 2011. The outstanding 6.75% senior notes due 2011 were originally issued on November 18, 2004 in a private offering. The exchange offer is being conducted pursuant to the registration rights of the outstanding 6.75% senior notes due 2011. The exchange offer will expire on May 20, 2005 unless extended.

Note 7:	Condensed Consolidating Financial Information

     In connection with the merger with ChipPAC, the Company assumed the $150.0 million 2.5% Convertible Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, STATS ChipPAC, but not any of STATS ChipPAC’s direct or indirect subsidiaries, provided an unconditional guarantee of the Convertible Notes.

     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011 in a private placement. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by ChipPAC and STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Korea Ltd., STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company (the “Guarantor Subsidiaries”). STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and Winstek did not provide guarantees (the “Non-Guarantor Subsidiaries”). In connection with the merger of STATS ChipPAC, Inc. into ChipPAC, the financial information of STATS ChipPAC, Inc. has been aggregated into ChipPAC.

     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company of the Convertible Notes and issuer of the Senior Notes; ChipPAC as issuer of the Convertible Notes and guarantor of the Senior Notes; the Guarantor Subsidiaries and Non-Guarantor Subsidiaries of the Senior Notes.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004
In thousands of U.S. Dollars

	STATS		Guarantor	Non –Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$20,978	$21,174	$—	$227,509
Short-term marketable securities	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	32,635	3,719	(478,815)	2,623
Other receivables	8,022	70	8,483	238	—	16,813
Inventories	19,916	—	28,440	6,334	—	54,690
Prepaid expenses and other assets	32,971	1,525	1,013	3,327	—	38,836

Total current assets	563,087	196,733	162,780	48,396	(478,815)	492,181
Long-term marketable securities	18,097	—	—	24	—	18,121
Prepaid expenses	7,072	—	5,224	—	—	12,296
Property, plant and equipment, net	391,523	4,912	376,014	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	120,174	1,456	—	125,830
Goodwill	—	—	415,349	106,040	2,209	523,598
Prepaid expenses and other non-current assets	34,614	487	23,202	5,570	—	63,873

Total assets	$1,766,411	$204,934	$1,102,743	$425,016	$(1,227,402)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,957	$2,314	$43,596	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	17,878	13,728	—	51,638
Accrued operating expenses	36,773	8,307	11,335	7,484	—	63,899
Income taxes payable	—	13	2,005	20	—	2,038
Amounts due to affiliates	4,941	173	440,622	33,216	(478,815)	137
Current obligations under capital leases	805	—	6,782	—	—	7,587
Short-term borrowings and current installments of long-term debt	137,107	—	19,874	17,300	—	174,281

Total current liabilities	207,611	10,811	542,092	86,462	(478,823)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	10,771
Long-term debt, excluding current installments	399,182	200,000	—	42,993	—	642,175
Other non-current liabilities	268	—	45,981	4,113	—	50,362

Total liabilities	607,061	210,811	598,844	133,568	(478,823)	1,071,461

Minority interest	—	—	—	—	40,891	40,891
Issued shares	298,233	991	—	81,535	(82,526)	298,233
Additional paid-in capital	1,507,854	291,795	1,043,520	353,997	(1,689,554)	1,507,612
Accumulated other comprehensive loss	(2,860)	(5,993)	12,492	4,417	(10,916)	(2,860)
Accumulated earnings (deficit)	(643,877)	(292,670)	(552,113)	(148,501)	993,526	(643,635)

Total shareholders’ equity	1,159,350	(5,877)	503,899	291,448	(789,470)	1,159,350

Total liabilities and shareholder’s equity	$1,766,411	$204,934	$1,102,743	$425,016	$(1,227,402)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2004
In thousands of U.S. Dollars
(Unaudited)

	STATS	Guarantor	Non–Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$120,837	$2,556	$9,181	$(246)	$132,328
Cost of revenues	(101,156)	(2,778)	(8,281)	266	(111,949)

Gross profit (loss)	19,681	(222)	900	20	20,379

Operating expenses:
Selling, general and administrative	9,041	512	700	—	10,253
Research and development	2,971	—	114	—	3,085
Other general expenses (income), net	(37)	—	—	—	(37)

Total operating expenses	11,975	512	814	—	13,301

Operating income (loss)	7,706	(734)	86	20	7,078

Other income (expense), net:
Interest income	1,181	—	42	—	1,223
Interest expense	(4,252)	—	(299)	—	(4,551)
Foreign currency exchange gain (loss)	857	—	169	—	1,026
Equity loss from investment in subsidiaries	(938)	—	—	938	—
Other non-operating income (expense), net	21	—	60	—	81

Total other income (expense), net	(3,131)	—	(28)	938	(2,221)

Income (loss) before income taxes	4,575	(734)	58	958	4,857
Income tax benefit (expense)	(509)	(14)	14	—	(509)

Income (loss) before minority interest	4,066	(748)	72	958	4,348
Minority interest	—	—	—	(282)	(282)

Net income (loss)	$4,066	$(748)	$72	$676	$4,066

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2004
In thousands of U.S. Dollars
(Unaudited)

	STATS	Guarantor	Non–Guarantor
	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$4,066	$(748)	$72	$676	$4,066
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	28,462	1,164	5,560	(20)	35,166
Amortization of leasing prepayments	4,012	—	—	—	4,012
Debt issuance cost amortization	410	—	52	—	462
Gain on sale of property, plant and equipment	(36)	—	—	—	(36)
Accretion of discount on convertible notes	2,927	—	—	—	2,927
Foreign currency exchange gain	(788)	—	(96)	—	(884)
Deferred income taxes	511	—	(20)	—	491
Minority interest in income of subsidiary	—	—	—	282	282
Equity loss from investment in subsidiaries	938	—	—	(938)	—
Others	—	—	(43)	—	(43)
Changes in operating working capital:
Accounts receivable	(19,901)	34	(695)	—	(20,562)
Amounts due from affiliates	(1,614)	3,018	—	(2,906)	(1,502)
Inventories	(5,520)	—	—	—	(5,520)
Other receivables, prepaid expenses and other assets	(29,464)	(227)	(132)	—	(29,823)
Accounts payable, accrued operating expenses and other payables	20,662	(204)	(235)	—	20,223
Amounts due to affiliates	(4,392)	(49)	38	2,906	(1,497)

Net cash provided by operating activities	$273	$2,988	$4,501	$—	$7,762

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$1,408	$—	$1,408
Purchases of marketable securities	(137,124)	—	(10,486)	—	(147,610)
Purchases of property, plant and equipment	(37,975)	(303)	(14,099)	—	(52,377)
Others, net	(17,598)	—	2,680	—	(14,918)

Net cash used in investing activities	$(192,697)	$(303)	$(20,497)	$—	$(213,497)

Cash Flows From Financing Activities
Repayment of short-term debt	$—	$—	$(5,057)	$—	$(5,057)
Repayment of long-term debt	—	—	(1,072)	—	(1,072)
Proceeds from issuance of shares, net of expenses	110	—	—	—	110
Proceeds from bank borrowings	—	—	12,613	—	12,613
Decrease in restricted cash	—	—	24	—	24
Capital lease payments	(500)	(2,663)	(244)	—	(3,407)

Net cash provided by (used in) financing activities	$(390)	$(2,663)	$6,264	$—	$3,211

Net increase (decrease) in cash and cash equivalents	$(192,814)	$22	$(9,732)	$—	$(202,524)
Effect of exchange rate changes on cash and cash equivalents	269	—	328	—	597
Cash and cash equivalents at beginning of the period	297,164	221	15,777	—	313,162

Cash and cash equivalents at end of the period	$104,619	$243	$6,373	$—	$111,235

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
As of March 31, 2005
In thousands of U.S. Dollars
(Unaudited)

	STATS		Guarantor	Non–Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$127,084	$709	$16,343	$14,786	$—	$158,922
Short-term marketable securities	—	—	—	2,207	—	2,207
Accounts receivable, net	74,944	—	83,925	7,761	—	166,630
Amounts due from affiliates	271,601	198,993	32,921	3,754	(501,386)	5,883
Other receivables	7,956	203	7,324	1,408	—	16,891
Inventories	19,588	—	22,949	5,411	—	47,948
Prepaid expenses and other assets	32,671	1,709	3,721	4,805	—	42,906

Total current assets	533,844	201,614	167,183	40,132	(501,386)	441,387
Long-term marketable securities	17,726	—	—	24	—	17,750
Property, plant and equipment, net	366,199	5,181	374,794	258,555	(146)	1,004,583
Investment in subsidiaries	730,798	—	—	—	(730,798)	—
Intangible assets	1,399	2,741	106,217	1,531	—	111,888
Goodwill	—	—	415,950	106,040	2,209	524,199
Prepaid expenses and other non-current assets	34,050	455	30,430	4,871	—	69,806

Total assets	$1,684,016	$209,991	$1,094,574	$411,153	$(1,230,121)	$2,169,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$15,725	$654	$35,977	$14,191	$—	$66,547
Payables related to property, plant and equipment Purchases	12,468	—	7,621	4,047	—	24,136
Accrued operating expenses	44,895	12,797	14,883	8,175	—	80,750
Income taxes payable	—	—	2,008	—	—	2,008
Amounts due to affiliates	4,148	592	461,247	35,529	(501,386)	130
Current obligations under capital leases	313	—	6,858	—	—	7,171
Short-term borrowings and current installments of long-term debt	99,000	—	19,958	18,969	—	137,927

Total current liabilities	176,549	14,043	548,552	80,911	(501,386)	318,669
Obligations under capital leases, excluding current installments	—	—	9,028	—	—	9,028
Long-term debt, excluding current installments	371,681	200,000	—	36,418	—	608,099
Other non-current liabilities	201	—	53,305	3,984	—	57,490

Total liabilities	548,431	214,043	610,885	121,313	(501,386)	993,286

Minority interest	—	—	—	—	40,742	40,742

Issued shares	299,484	991	20	81,535	(82,546)	299,484
Additional paid-in capital	1,510,128	313,698	1,044,250	354,112	(1,712,060)	1,510,128
Accumulated other comprehensive loss	(3,273)	(5,452)	13,447	4,029	(12,024)	(3,273)
Accumulated earnings(deficit)	(670,754)	(313,289)	(574,028)	(189,836)	1,037,153	(670,754)

Total shareholders’ equity	1,135,585	(4,052)	483,689	289,840	(769,477)	1,135,585

Total liabilities and shareholder’s equity	$1,684,016	$209,991	$1,094,574	$411,153	$(1,230,121)	$2,169,613

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2005
In thousands of U.S. Dollars
(Unaudited)

	STATS		Guarantor	Non –Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$89,822	$8,968	$134,776	$31,576	$(30,996)	$234,146
Cost of revenues	(82,075)	(142)	(118,919)	(30,660)	22,048	(209,748)

Gross profit	7,747	8,826	15,857	916	(8,948)	24,398

Operating expenses:
Selling, general and administrative	7,041	5,692	25,366	1,756	(7,570)	32,285
Research and development	2,429	1,527	3,036	348	(1,398)	5,942
Restructuring charges	734	—	96	—	—	830
Other general expenses (income), net	(18)	—	(21)	—	—	(39)

Total operating expenses	10,186	7,219	28,477	2,104	(8,968)	39,018

Operating income (loss)	(2,439)	1,607	(12,620)	(1,188)	20	(14,620)

Other income (expense), net:
Interest income	5,310	5	46	31	(4,202)	1,190
Interest expense	(7,515)	(2,361)	(4,518)	(445)	4,202	(10,637)
Foreign currency exchange gain (loss)	(165)	(1)	(241)	16	—	(391)
Equity loss from investment in subsidiaries	(20,667)	—	—	—	20,667	—
Other non-operating income (expense), net	(1,643)	(22)	(16)	137	—	(1,544)

Total other income (expense), net	(24,680)	(2,379)	(4,729)	(261)	20,667	(11,382)

Loss before income taxes	(27,119)	(772)	(17,349)	(1,449)	20,687	(26,002)
Income tax benefit (expense)	—	—	(1,253)	114	—	(1,139)

Loss before minority interest	(27,119)	(772)	(18,602)	(1,335)	20,687	(27,141)
Minority interest	—	—	—	—	22	22

Net loss	$(27,119)	$(772)	$(18,602)	$(1,335)	$20,709	$(27,119)

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2005
In thousands of U.S. Dollars
(Unaudited)

	STATS		Guarantor	Non –Guarantor
	ChipPAC	ChipPAC	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net loss	$(27,119)	$(772)	$(18,602)	$(1,335)	$20,709	$(27,119)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,887	633	30,030	10,114	(20)	60,644
Amortization of leasing prepayments	6,542	—	—	—	—	6,542
Debt issuance cost amortization	494	32	—	—	—	526
Loss (gain) on sale of property, plant and equipment	(18)	—	1	24	—	7
Accretion of discount on convertible notes	2,633	—	—	—	—	2,633
Loss from repurchase of convertible notes	1,653	—	—	—	—	1,653
Foreign currency exchange loss (gain)	2	—	47	(195)	—	(146)
Deferred income taxes	—	—	1,208	(114)	—	1,094
Minority interest in loss of subsidiary	—	—	—	—	(22)	(22)
Equity loss from investment in subsidiaries	20,667	—	—	—	(20,667)	—
Gain on sale and maturity of marketable securities	—	—	—	(8)	—	(8)
Others	333	(6)	(18)	(17)	—	292
Changes in operating working capital:
Accounts receivable	(8,069)	—	(13,473)	4,661	—	(16,881)
Amounts due from affiliates	(21,123)	(1,333)	13,177	(35)	6,054	(3,260)
Inventories	328	—	5,490	923	—	6,741
Other receivables, prepaid expenses and other assets	(1,231)	28	2,044	(1,085)	—	(244)
Accounts payable, accrued operating expenses and other payables	15,823	1,435	(2,151)	171	—	15,278
Amounts due to affiliates	(791)	418	4,107	2,313	(6,054)	(7)

Net cash provided by operating activities	$10,011	$435	$21,860	$15,417	$—	$47,723

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$5,721	$—	$5,721
Proceeds from maturity of marketable securities	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	(6,663)	—	(6,663)
Acquisition of intangible assets	(46)	(242)	(160)	(181)	—	(629)
Purchases of property, plant and equipment	(11,623)	(42)	(17,738)	(15,246)	—	(44,649)
Others, net	9,181	10	(7,786)	(746)	—	659

Net cash used in investing activities	$(2,488)	$(274)	$(24,897)	$(17,115)	$—	$(44,774)

Cash Flows From Financing Activities
Repayment of short-term debt	$—	$—	$—	$(3,519)	$—	$(3,519)
Repayment of long-term debt	—	—	—	(4,778)	—	(4,778)
Proceeds from issuance of shares, net of expenses	3,492	—	—	—	—	3,492
Repurchase and redemption of convertible note	(167,263)	—	—	—	—	(167,263)
Proceeds from bank borrowings	99,000	—	84	3,519	—	102,603
Capital lease payments	(492)	—	(1,667)	—	—	(2,159)

Net cash used in financing activities	$(65,263)	$—	$(1,583)	$(4,778)	$—	$(71,624)

Net increase (decrease) in cash and cash equivalents	$(57,740)	$161	$(4,620)	$(6,476)	$—	$(68,675)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	88	—	88
Cash and cash equivalents at beginning of the period.	184,824	548	20,963	21,174	—	227,509

Cash and cash equivalents at end of the period	$127,084	$709	$16,343	$14,786	$—	$158,922

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All references are to STATS ChipPAC’s fiscal quarters ended March 31, 2005 and March 31, 2004, unless otherwise indicated. Unless otherwise specified, references to “$” are to the lawful currency of the United State of America. Unless otherwise specified, references to “U.S. GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America. The noon buying rate in The City of New York on March 31, 2005 was 1,015.40 South Korean won per $1.00 for cable transfers in South Korean won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean won amounts have been translated into U.S. dollar amounts, based on this exchange rate.

Overview

     STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.

     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of our total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. The financial results of the combined company for the three months ended March 31, 2005 reflect those of STATS and ChipPAC and the financial results for the three months ended March 31, 2004 reflect only the financial results of STATS. As a result, changes in our operating results for the three months ended March 31, 2005 as compared with the three months ended March 31, 2004 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results in the three months ended March 31, 2005. Further, because ChipPAC’s operating results have not been included for the three months ended March 31, 2004, and in any case for the reasons mentioned in “Item 3.D. Risk Factors — our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in our annual report on Form 20-F dated March 18, 2005 and Registration Statements on Form S-3/F-3 (file numbers 333-119705 and 333-119705-1) and Form F-4 (file number 333-123480), the period-to-period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.

Results of Operations

     Three months ended March 31, 2005 compared to three months ended March 31, 2004

     Revenues. We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $234.1 million for the three months ended March 31, 2005, an increase of 76.9% compared to $132.3 million for the three months ended March 31, 2004. The increase was mainly from ChipPAC’s operations which were consolidated since August 5, 2004. Effective our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.

     Unit volumes of our total packaging were 8.7% lower than in the prior quarter and increased 270.3% in the three months ended March 31, 2005 as compared to the same period in 2004. Our packaging revenue in the three months ended March 31, 2005 increased 154.9% compared to same period in 2004. Although average selling prices for our services have generally declined over product life cycles, average selling prices per pin for packaging services for the three months ended March 31, 2005 increased 4.8% compared to the three months ended March 31, 2004, primarily due to changes in product mix. Test revenue for the three months ended March 31, 2005 remained flat at approximately $66.5 million compared to the three months ended March 31, 2004. Our increase in test revenue from our acquisition of ChipPAC was offset by declining average selling prices and weakness in demand for our wafer probe services.

     For the three months ended March 31, 2005, revenues from the communications market increased by 49.0% over the three months ended March 31, 2004, and contributed 55.4% of our revenues in the three months ended March 31, 2005 as compared to 65.7% of our revenues in the three months ended March 31, 2004. The revenue from communications remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from personal computers market in the three months ended March 31, 2005 increased by 22.2% as compared to the same period in 2004, and contributed 23.0% of our revenue in the three months ended March 31, 2005 as compared to 24.0% of our revenues in the three months ended March 31, 2004. We expect to continue to be dependent on the communications and personal computer markets for substantially all of our revenues.

     Gross Profit. Gross profit during the three months ended March 31, 2005 was $24.4 million, an increase of $4.0 million as compared to $20.4 million for the three months ended March 31, 2004. Gross margin as a percent of revenue was 10.4% for the three months ended March 31, 2005 as compared to 15.4% in the period in 2004. For the three months ended March 31, 2005, gross profit decreased primarily as a result of lower equipment utilization and lower average selling prices, partially offset by depreciation savings from the change in equipment useful lives in the third quarter of 2004 and continued cost control measures, including reduction in work force. Overall equipment utilization was approximately 66% for the three months ended March 31, 2005 as compared to approximately 67% in the preceding three months ended December 31, 2004 and approximately 70% in the corresponding period in 2004. We continued to see pressure to reduce average selling prices during the three months ended March 31, 2005. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher oil prices which affected our cost of materials when compared to the same period in 2004.

     Selling, General and Administrative. Selling, general and administrative expenses were $32.3 million for the three months ended March 31, 2005, as compared to $10.3 million in the three months ended March 31, 2004, an increase of 214.9% from the three months ended March 31, 2004. As a percentage of revenues, selling, general and administrative expenses were 13.8% for the three months ended March 31, 2005, compared to 7.7% for the three months ended March 31, 2004. The increase in selling, general and administrative expenses was due primarily to the higher headcount resulting from our merger with ChipPAC and the inclusion of merger and integration expenses and ChipPAC expenses which amounted to approximately $27.4 million, inclusive of the amortization of the intangible assets which amounted to $12.7 million for the three months ended March 31, 2005 and stock-based compensation expenses of $0.3 million mainly resulting from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in the three months ended March 31, 2005 as compared to the same period in 2004.

     Research and Development. Research and development expenses for the three months ended March 31, 2005 were $5.9 million as compared to $3.1 million for the three months ended March 31, 2004, an increase of $2.8 million. Research and development expenses had increased primarily due to the inclusion of ChipPAC expenses which amounted to $4.1 million, inclusive of the amortization of the acquired intangible assets which amounted to $0.8 million, for the three months ended March 31, 2005. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued cost control.

     Restructuring Charges. During the three months ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended March 31, 2005, we had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed for the three months ended March 31, 2005. There were no restructuring charges incurred during the same period in 2004.

     Net Interest Income (Expense). Net interest expense was $9.4 million for the three months ended March 31, 2005 as compared to $3.3 million for the three months ended March 31, 2004. Net interest expense consisted of interest income of $1.2 million and interest expense of $10.6 million in the three month period ended March 31, 2005, and interest income of $1.2 million and interest expense of $4.5 million in the same period in 2004. The increase in interest expense was primarily due to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes which were issued in November 2004 and the $99.0 million short-term borrowings which were incurred during the three months ended March 31, 2005, partially offset by the reduction in interest as a result of our redemption and repurchase of $168.5 million aggregate principal amount of our 1.75% convertible notes due 2007. Total outstanding interest-bearing debt was $762.2 million and $378.9 million as of March 31, 2005 and 2004, respectively.

     Foreign Currency Exchange Gain (Loss). Net foreign currency exchange loss was $0.4 million for the three months ended March 31, 2005, as compared to net foreign currency exchange gain of $1.0 million for the three months ended March 31, 2004. These non-cash losses and gains were primarily due to the fluctuations between the exchange rate of the United States dollar and the Singapore dollar, the South Korean won and the Japanese yen.

     Other Non-Operating Income (Expense), Net. Net other non-operating expense was $1.5 million in the three months ended March 31, 2005, as compared to net other non-operating income of $0.1 million in the three months ended March 31, 2004. The fluctuation resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the three months ended March 31, 2005.

     Income Taxes. We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $1.1 million for the three months ended March 31, 2005 as compared to $0.5 million for the three months ended March 31, 2004. This estimate does not take into account future benefits from tax loss carryforwards in certain of our tax jurisdictions where the likelihood of future profitability does not meet the tests required under U.S. GAAP.

Liquidity and Capital Resources

     Our principal source of liquidity as of March 31, 2005 consisted of $178.9 million of cash, cash equivalents and marketable securities. Our liquidity needs primarily arise from our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $300.0 million in 2005 as our capital expenditure spending continues to be targeted at demand we see from our customers. We spent $17.1 million on capital expenditures during the three months ended March 31, 2005, as compared to $69.8 million during the three month period ended March 31, 2004.

Total Borrowings

     As of March 31, 2005, our total debt outstanding consisted of $762.2 million of borrowings, which included $31.5 million of 1.75% convertible notes due 2007 (excluding the $42.6 million 1.75% notes held by us), $115.0 million of zero coupon convertible notes due 2008, $215.0 million of 6.75% senior subordinated notes due 2011, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008 and other long- and short- term borrowings.

     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described below. These loans are payable in full on September 16, 2005.

     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. Pursuant to the indenture governing our 1.75% convertible notes due 2007, we received demands for redemption of $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 from the note holders which we redeemed on March 18, 2005. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.

     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission. Accordingly, we commenced our offer to exchange $215.0 million aggregate principal amount of our 6.75% senior notes due 2011 that have been registered under the U.S. Securities Act of 1933 for a like principal amount of our outstanding unregistered 6.75% senior notes due 2011. The outstanding 6.75% senior notes due 2011 were originally issued on November 18, 2004 in a private offering. The exchange offer is being conducted pursuant to the registration rights of the outstanding 6.75% senior notes due 2011. The exchange offer will expire on May 20, 2005 unless extended.

     As of March 31, 2005, we had available lines of credit and banking facilities consisting of loans and bank guarantees, including those available to our consolidated subsidiaries, amounting to an aggregate of $371.9 million, of which $270.1 million was utilized. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations for the next twelve months.

     If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us.

     We will continue to be exposed to fluctuations in currency exchange rates and interest rates and we may continue to employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures employed historically.

Off-Balance Sheet Arrangements

     Other than the guarantee provided on our 2.5% convertible notes and 6.75% senior notes and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $140.0 million as of March 31, 2005.

     Our total commitments on our loans, capital lease, operating leases, and other agreements as of March 31, 2005, were as follows (in thousands):

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007	$—	$34,717	$—	$—	$34,717
Zero coupon convertible notes due 2008	—	—	121,964	—	121,964
2.5% convertible subordinated notes due 2008	—	—	150,000	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
Capital lease obligations	7,171	9,028	—	—	16,199
Long-term loans	18,969	29,972	6,446	—	55,387
Short-term loans	118,958	—	—	—	118,958

Total on balance sheet commitments	145,098	73,717	278,410	265,000	762,225

Off balance sheet commitments:
Operating leases	14,020	18,706	9,125	20,866	62,717
Royalty/ licensing agreements	488	1,128	476	—	2,092
Contingent payments to Cirrus	1,000	1,250	—	—	2,250
Purchase obligations
— Capital commitments	23,204	—	—	—	23,204
— Inventory purchase commitments	49,784	—	—	—	49,784

Total off balance sheet commitments	88,496	21,084	9,601	20,866	140,047

Total commitments	$233,594	$94,801	$288,011	$285,866	$902,272

Contingencies

     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.8 million at March 31, 2005) made by the South Korean National Tax Service, or NTS, relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.7 million at March 31, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of December 31, 2004 is estimated to be 28.2 billion South Korean Won (approximately $27.8 million at March 31, 2005). We do not believe that the outcome of the resolution of this matter will have a material adverse effect on our financial position, results of operations or cash flows. As of March 31, 2005, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.

Cash Flows From Operating Activities

     For the three months ended March 31, 2005, cash provided by operations was $47.7 million as compared to $7.8 million for the three months ended March 31, 2004. Cash provided and used by operations is calculated by adjusting our net income (loss) by non-cash related items such as depreciation and amortization, accretion of discount on certain of our outstanding notes, amortization of debt issuance cost, loss (gain) from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss (gain), minority interest and by changes in assets and liabilities. During the three months ended March 31, 2005, non-cash related items included $67.7 million related to depreciation and amortization (including amortization of capitalized debt issuance costs), $2.6 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% notes, $1.1 million from the deferred taxes and $0.02 million from the minority interest in loss of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates and other receivables, prepaid expenses and other assets. Working capital source of cash included decrease in inventories and increases in accounts payable, accrued operating expenses and other payables.

Cash Flows From Investing Activities

     For the three months ended March 31, 2005, cash used in investing activities was $44.7 million versus $213.5 million for the three months ended March 31, 2004. The primary usage of cash in investing activities were related to the acquisition of property and equipment of $44.6 million during the three months ended March 31, 2005 and $52.4 million during the same period in 2004. We experienced a decrease in capital expenditure in the three months ended March 31, 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In the three months ended March 31, 2005, we acquired $0.6 million of software and licenses. In the three months ended March 31, 2005 and 2004, we invested in marketable securities which amounted to $6.7 million and $147.6 million respectively and received proceeds from the sale or maturity of our marketable securities of $6.5 million and $1.4 million, respectively.

Cash Flows From Financing Activities

     For the three months ended March 31, 2005, cash used in financing activities was $71.6 million as compared to cash provided by financing activities of $3.2 million for the three months ended March 31, 2004. During the three months ended March 31, 2005, $102.6 million was borrowed and $8.3 million was repaid on our borrowings and debts as compared to $12.6 million and $6.2 million respectively for the same period in 2004. In the three months ended March 31, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. In addition, $2.2 million and $3.4 million of capital lease payments were made during the three months ended March 31, 2005 and 2004, respectively. During the three months ended March 31, 2005 and 2004, $3.5 million and $0.1 million respectively was provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.